UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 2002

File No.    050012

Gold City Industries Ltd.

(Name of Registrant)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA  V6C 3B6

(Address of principal executive offices)

1.

Material Change Report Submitted January 24, 2003

2.

Material Change Report Submitted January 2, 2003

3.

Material Change Report Submitted December 6, 2002

4.

Material Change Report Submitted December 3, 2002

5.

Material Change Report Submitted November 25, 2002

6.

Press Release dated February 3, 2003

7.

Press Release dated January 22, 2003

8.

Press Release dated December 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

February 5, 2003

By:  /s/ Frederick Sveinson

Date

Frederick Sveinson, President

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

December 31, 2002, January 22, 2003, September 17, 2002

3.

Press Releases:

Press releases 02-24 dated December 31, 2002, 03-01 dated January 22, 2003, and 02-15 dated September 17, 2002, copies of which are attached hereto, were released through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On December 31, 2002 the Issuer announced a non-brokered private placement, comprised of 200,000 flow-through units at a price of $0.15 per unit for total gross proceeds of $30,000.  The flow-through units are each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.20 per share, prior to December 31, 2003.  The proceeds from the flow-through units are to be used for qualifying exploration expenditures on the Issuer’s Greenwood Gold Project, which is located near Greenwood, British Columbia.  Securities issued through the offering will be subject to a four month holder and acceptance of the TSX Venture Exchange.

The private placement was accepted for filing by the TSX Venture Exchange on January 8, 2003.

On January 22, 2003 the Issuer reported that the Company had closed the non-brokered flow-through private placement, realizing proceeds of $30,000.  Subscriptions for 200,000 flow-through units, priced at $0.15 each, were received.    Securities distributed are subject to a four month hold until May 8, 2003.

In an unrelated matter, the Issuer announced on January 22, 2003 that it had distributed 100,000 common shares to Bow Mines Ltd., pursuant to the Roberts Mill option agreement dated September 17, 2002.  The shares are subject to a four month hold until May 17, 2003.

5.

Full Description of Material Change:

As per attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 24th day of January, 2003.

Frederick J. Sveinson

“Signed”

Frederick J. Sveinson

President and CEO

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-24

December 31, 2002

TSX Venture: GC

Fred Sveinson, President, announces that the Company has arranged a non-brokered flow-through private placement of 200,000 units priced at $0.15 per unit.  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share prior to December 31, 2003, at an exercise price of $0.20 per share.

Proceeds from the subscriptions to the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold project, located near Greenwood, British Columbia.   Securities issued through the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

In an unrelated matter, the Company has distributed 35,666 shares to K. Vin Campbell pursuant to a debt settlement arrangement in the amount of $5,350 (NR 02-21).  The shares are subject to a four month hold until March 29, 2003.

In another unrelated matter, all of the assets and liabilities of the Company’s wholly owned subsidiary company, Applied Mine Technologies Inc., have been transferred to and assumed by the Company and Applied Mine Technologies Inc. has been dissolved effective December 17, 2002.  The Company acquired 100% interest in Applied Mine Technologies Inc. in order to acquire its assets, which included 50.5% and 50% interests in the Old Nick and Domin mineral properties, respectively, giving Gold City 100% interest in the two properties (NR, February 23, 2000).

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

03-01

January 22, 2003

TSX Venture: GC

Fred Sveinson, President, reports the Company has closed a non-brokered private placement totaling $30,000, which was announced December 31, 2002 (NR 02-24).  Subscriptions for 200,000 flow-through units, each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, were received, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.20 per share, prior to December 31, 2003.  Securities issued pursuant to the private placement are subject to a four month hold until May 8, 2003.  Proceeds from the subscriptions to the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold Project, located near Greenwood, British Columbia.

In an unrelated matter, the Company has distributed 100,000 common shares to Bow Mines Ltd. pursuant to the Roberts Mill option agreement dated September 17, 2002 (NR 02-15).  The shares are subject to a four month hold until May 17, 2003.

The Company has launched an update to its website at www.gold-city.net, including a new section on the Greenwood Gold Project.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-15

September 17, 2002

TSX Venture: GC

Gold City Options Roberts Mill from Bow Mines Ltd.

Fred Sveinson, President, announces that Gold City has entered into an option agreement, whereby the Company may acquire the Roberts Mill from Bow Mines Ltd.  The Roberts Mill, which is located 5 kilometres south of Greenwood, British Columbia has been operated as a custom mill, processing ores from mineral properties in the Greenwood area, producing gravity and flotation concentrates.

The Company will use the mill to process, subject to permitting, bulk samples from the Company’s recently acquired Lexington and Golden Crown properties, as well as other properties in the area that the Company may acquire. The bulk samples will be part of a pre-feasibility study to determine the economics of advancing the Greenwood Gold Project to feasibility and commercial production. The mill/tailings facility will require some rehabilitation and modifications prior to processing the bulk samples.

Upon completion of a positive feasibility study, the Company envisions that the mill will be used to process ores from its mineral properties in the area, at an initial rate of 100 tonnes per day, producing gravity and flotation concentrates, containing high grade gold and copper.

Under the terms of the option agreement, the Company will make cash payments totaling $336,000 over a period of six years and will deliver 400,000 Gold City shares over a period of two years to Bow Mines Ltd. The Company will also pay Bow Mines Ltd. a tonnage royalty of between $1.50 and $2.00 per tonne, dependent on the price of gold, on the first 500,000 tonnes of ore processed through the mill.  The transaction is subject to acceptance by the TSX Venture Exchange, the board of directors of the Company, and due diligence.

Company management believes that with an established mill/tailings facility in place, two properties with resources accessed by underground workings, all located in an historic mining area with excellent infrastructure, and a planned small mine operation, that the Greenwood Gold Project could be developed to production within 12 months.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at 604 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

November 12, 2002, December 31, 2002

3.

Press Releases:

Press releases 02-21 dated November 12, 2002 and 02-24 dated December 31, 2002 copies of which are attached hereto, were released through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

The Issuer announced on November 12, 2002 that it had arranged a debt settlement with a creditor of 35,666 common shares for a debt of $5,350, subject to acceptance by the TSX Venture Exchange.  The Issuer received acceptance for filing of the shares for debt arrangement by the TSX Venture Exchange on November 29, 2002. On December 31, 2002, the Issuer announced that it had distributed 35,666 shares to K. Vin Campbell pursuant to the previously announced debt settlement arrangement in the amount of $5,350.  The shares are subject to a four month hold until March 29, 2003.

5.

Full Description of Material Change:

As per attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 2nd day of January, 2003.

Frederick J. Sveinson

“Signed”

Frederick J. Sveinson

President and CEO

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-21

November 12, 2002

TSX Venture: GC

Fred Sveinson, President, reports that the Company has distributed shares pursuant to property option and acquisition agreements related to its Greenwood Gold Project as follows:  1) 50,000 shares to Bow Mines Ltd. pursuant to the option of the Roberts Mill (NR 02-15), subject to a hold period until February 25, 2003; 2) 25,000 shares to John Kemp pursuant to the purchase of the Zip mineral claims (NR 02-17), subject to a hold period until February 28, 2003; 3) 75,000 shares (25,000 shares each) to Don Hairsine, John Kemp, and George Nakade pursuant to the option of the JD mineral property (NR 02-18), subject to a hold period until February 28, 2003; 4) 1,000,000 shares to Dynasty Motorcar Corporation, pursuant to the option of the Winnipeg-Golden Crown mineral claims (NR 02-12), subject to a hold period until February 28, 2003; and 5) 400,000 shares to Novra Technologies Inc. pursuant to the option of the Century Gold mineral claims (NR 02-19), subject to a hold period until February 28, 2003.

In an unrelated matter, the Company has arranged a debt settlement of $5,350 by way of the issuance of 35,666 common shares, at the deemed price of $0.15 per share, subject to acceptance by the TSX Venture Exchange.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-24

December 31, 2002

TSX Venture: GC

Fred Sveinson, President, announces that the Company has arranged a non-brokered flow-through private placement of 200,000 units priced at $0.15 per unit.  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share prior to December 31, 2003, at an exercise price of $0.20 per share.

Proceeds from the subscriptions to the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold project, located near Greenwood, British Columbia.   Securities issued through the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

In an unrelated matter, the Company has distributed 35,666 shares to K. Vin Campbell pursuant to a debt settlement arrangement in the amount of $5,350 (NR 02-21).  The shares are subject to a four month hold until March 29, 2003.

In another unrelated matter, all of the assets and liabilities of the Company’s wholly owned subsidiary company, Applied Mine Technologies Inc., have been transferred to and assumed by the Company and Applied Mine Technologies Inc. has been dissolved effective December 17, 2002.  The Company acquired 100% interest in Applied Mine Technologies Inc. in order to acquire its assets, which included 50.5% and 50% interests in the Old Nick and Domin mineral properties, respectively, giving Gold City 100% interest in the two properties (NR, February 23, 2000).

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

August 1, 2002,  August 19, 2002, November 22, 2002

3.

Press Releases:

Press releases 02-11 (August 1, 2002); 02-13 (August 19, 2002); 02-23 (November 22, 2002), copies of which are attached hereto, were released through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On August 1, 2002 the Issuer announced that it had entered into an option agreement with Nanotek Inc. to acquire 100% interest in the Lexington-Lonestar gold-copper mineral property, located 9 kilometres west of Grand Forks, British Columbia.  On August 19, 2002 an amendment to the transaction was announced. In consideration for acquiring 70% interest, the Issuer will deliver 1,750,000 common shares and will spend $250,000 on exploration and development of the property within two years of acceptance of the transaction by the TSX Venture Exchange.  The Issuer will have the right at any time during the 12 month period commencing 3 months from the date of acceptance of the transaction by the TSX Venture Exchange to call the remaining 30% interest in the property, by making a cash payment of $250,000 within 60 days of the date of exercise of the call.  In the event that the Issuer does not exercise its call, the parties will form a joint venture to advance the property. The transaction was accepted for filing by the TSX Venture Exchange on September 5, 2002.

On November 22, 2002 the Issuer announced that it had distributed 1,750,000 common shares to Minterra Resource Corp. (formerly Nanotek Inc.) pursuant to the Lexington-Lone Star mineral property agreement.  The securities are subject to a four month hold period until March 13, 2003.

5.

Full Description of Material Change:

As per attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 22nd day of November, 2002.

Frederick J. Sveinson

“Signed”

Frederick J. Sveinson

President and CEO

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-11

August 1, 2002

TSX Venture Exchange Symbol: GC

Gold City Acquires Lexington-Lonestar Gold-Copper Property

from Nanotek Inc.

Fred Sveinson, President of Gold City Industries Ltd., is pleased to report that it has entered into an agreement whereby Gold City may acquire 100% of the Lexington-Lonestar Property (the “Property”) from Nanotek Inc. (formerly Britannia Gold Corp.).  The Property straddles the Canada-United States border and is centered on an area immediately south of Greenwood, British Columbia, nine kilometres west of Grand Forks, BC and 42 kilometres north-northwest of Republic, Washington. The 3,200 hectare property, which hosts two gold-copper deposits, adds to Gold City’s land position in the Boundary area and forms a strategic acquisition towards meeting the Company’s objective of acquiring advanced stage gold properties with sufficient resources to feed a 100 to 200 tonne per day central mill.

The Property is located in the mature Boundary-Republic mining camp, which has produced in excess of 3.8 million ounces of gold. Mining and exploration in the immediate area of Lexington-Lonestar dates back to 1898, with the period of most intense activity being since 1967. The Property consists of eleven former mines, advanced prospects with potential resources, mineral prospects, and exploration targets all directly related both spatially and genetically to a major regional tectonic shear zone. The principal commodities of interest are gold and copper, occurring in three mineralizing styles all related to shear zones, stockwork, and geological contacts - massive magnetite-pyrite+/-chalcopyrite veins, disseminated and stockwork pyrite and chalcopyrite veins, and quartz-pyrite veins.

The Grenoble/Main Zone is defined by 48 surface drill holes, 50 underground drill holes and 900 metres of decline along a 350 metre stretch of the deposit. The deposit has been described as an elongate, sinuous, flattened cigar-shaped zone about 375 metres long, 25-70 metres wide and 2-24 metres thick. The zone strikes southeasterly and plunges gently southeasterly, closely associated with a serpentinite-dacite contact. The mineralization occurs as a structurally controlled vein complex of pyrite-magnetite-chalcopyrite-gold. In an internal report for Britannia Gold in 1995, M. Ball, P.Geo. reported a mineral inventory of 94,923 tons grading 0.297 ounces/ton gold and 1.49% copper. Gold City has not prepared nor confirmed this resource estimation and it does not comply with NI 43-101 requirements for mineral resource estimation. Based on current CIM standards on mineral resources and reserves, the reported mineral inventory would be classified as an Inferred Mineral Resource. The resource does not currently demonstrate economic viability.  Wide-spaced drilling demonstrates the potential to expand this resource down plunge.

Five other zones of mineralization on the Property, similar to the Grenoble/Main Zone, demonstrate further exploration potential on the Property.  In addition, the Lonestar deposit, which is a disseminated and stockwork copper-gold style of mineralization, is composed of two important copper-gold mineralized zones. Historic production from the Lonestar deposit since 1887 has totaled 561,000 tons.

Gold City may acquire, subject to board of directors and regulatory approvals, 70% interest in the Property, in consideration for issuance of 1,750,000 common shares and by spending $250,000 on exploration and development within two years of TSX Venture Exchange approval. Nanotek shall have the right at any time during a 12-month period commencing 3 months after receipt of TSX-V approval of the transaction, to “Put” its remaining 30% interest to Gold City in consideration for a cash payment of $250,000.  Upon exercise of the Put by Nanotek, Gold City will have 60 days to make the $250,000 cash payment.  In the event that Gold City is unable to make the cash payment at that time, it will issue an additional 1,750,000 common shares to Nanotek in full settlement of the cash amount.  Nanotek has agreed to vote the shares received in support of current management of Gold City and to work with Gold City on any sale of the shares. If Nanotek does not exercise its Put, the parties will form a joint venture to advance the Property.  If either party fails to contribute to such joint venture, it will suffer dilution of its interest. Upon dilution of either party’s interest to 15%, such interest will convert to a 7.5% net profits interest.  Gold City is proceeding with its due diligence, which it expects to complete within 6 weeks.  An updated resource estimation will be included in the due diligence.

By 1997 Britannia Gold had expended $2,900,000 on exploration of the Property, including completion of a 900 metre decline and 300 metre ventilation raise and was in a position to extract a 2,000 tonne bulk sample.

Gold City is currently evaluating other properties in the area for potential acquisition and will carry out a preliminary assessment to determine the economics of a 100 to 200 tonne per day operation in the Boundary area.

 Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-13

August 19, 2002

TSX Venture: GC

Gold City Amends Lexington-Lonestar Property Agreement with Nanotek Inc.

Fred Sveinson, President of Gold City Industries Ltd., announces that further to the Company’s news release dated August 1, 2002 (NR 02-11), whereby Gold City may acquire 100% of the Lexington-Lonestar mineral property from Nanotek Inc., the parties have amended the agreement.   The 3,200 hectare Lexington-Lonestar gold-copper property, straddles the Canada-United States border and is centred on an area south of Greenwood, British Columbia, nine kilometres west of Grand Forks, BC and 42 kilometres north-northwest of Republic, Washington.

Under the terms of the amended agreement, Gold City may acquire, subject to board of directors and regulatory approvals, 70% interest in the Lexington-Lonestar property, subject to all existing encumbrances, in consideration of the issuance of 1,750,000 common shares and the commitment of Gold City to incur $250,000 in exploration and development expenditures on the property during the 24 month period commencing with approval of the transaction by the TSX Venture Exchange (“TSX-V approval”). Gold City will have the right at any time during a twelve month period commencing three months after TSX-V approval, to “Call” the remaining 30% interest in the Lexington-Lonestar property, in consideration for the payment of $250,000, to be paid within 60 days of the delivery of the Call notice by Gold City.  In the event that Gold City does not exercise its Call and after Gold City has completed its earn-in expenditures, the parties shall form a joint venture for further exploration and development of the property.  If a party subsequently fails to contribute its proportionate share of exploration expenditures, from time to time, such party’s interest shall be proportionately diluted.  Upon a party’s interest decreasing to 10%, such interest shall be converted to a 7.5% Net Profits royalty interest.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-23

November 22, 2002

TSX Venture: GC

Fred Sveinson, President, reports the Company has distributed 1,750,000 common shares to Minterra Resource Corp. (formerly Nanotek Inc.), pursuant to the Lexington-Lone Star mineral property agreement (NR 02-13).  The securities are subject to a four month hold until March 13, 2003.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

September 18, 2002, November 21, 2002

3.

Press Releases:

Press releases 02-16 dated September 18, 2002 and 02-22 dated November 21, 2002 copies of which are attached hereto, were released through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On September 18, 2002 the Issuer announced a non-brokered private placement of 2,000,000 units, comprised of 1,000,000 flow-through units and 1,000,000 non-flow-through units, at a price of $0.15 per unit for total possible gross proceeds of $300,000.  The flow-through units are each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 per share, prior to December 31, 2002.  The proceeds from the flow-through units are to be used for qualifying exploration expenditures on the Issuer’s Greenwood Gold Project, which is located near Greenwood, British Columbia.  The non-flow-through units are each comprised of one common share and one non-transferable share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 per share prior to the date that is one year from the date of acceptance for filing of the transaction by the TSX Venture Exchange.    The proceeds from the non-flow-through units are to be used for property acquisition and general working capital.  Securities issued through the offering will be subject to a four month holder and acceptance of the TSX Venture Exchange.

The offering closed on October 31, 2002 and was accepted for filing by the TSX Venture Exchange on November 14, 2002.

On November 21, 2002 the Issuer reported that the Company had closed the non-brokered private placement, realizing proceeds of $83,110.  Subscriptions for 312,366 flow-through units and 241,700 non-flow-through units were received.    Securities distributed are subject to a four month hold until March 14, 2003.

5.

Full Description of Material Change:

As per attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 2nd day of December, 2002.

Frederick J. Sveinson

“Signed”

Frederick J. Sveinson

President and CEO

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-16

September 18, 2002

TSX Venture: GC

GOLD CITY ANNOUNCES PRIVATE PLACEMENT

Fred Sveinson, President, announces a non-brokered private placement of 2,000,000 units, comprised of 1,000,000 flow-through and 1,000,000 non-flow-through units, at a price of $0.15 per unit for total gross proceeds of $300,000.

The flow-through units are each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant (“warrant”). Each warrant from the flow-through units, entitles the holder to purchase one additional common share prior to December 31, 2002, at an exercise price of $0.20 per share.  Proceeds from the flow-through units will be used for pre-feasibility work, including diamond drilling on the Company’s Greenwood Gold Project.  The Greenwood Gold Project is comprised of the Company’s recently acquired Lexington-Lone Star and Winnipeg-Golden Crown gold-copper properties, located near Greenwood, British Columbia.

The non-flow-through units are each comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.20 per share, for a period of one year from the date of acceptance of the private placement by the TSX Venture Exchange. Proceeds from the non-flow-through units will be used for property acquisition and for general working capital.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance of the TSX Venture Exchange.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-22

November 21, 2002

TSX Venture: GC

Fred Sveinson, President, reports the Company has closed a non-brokered private placement totaling $83,110.  Subscriptions for 312,366 flow-through units, each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, were received. Each share purchase attached to the flow-through unit entitles the holder to purchase one additional common share at an exercise price of $0.20 per share, prior to December 31, 2002.  Subscriptions for 241,700 non-flow-through units, each comprised of one common share and one non-transferable share purchase warrant, were received.  Each share purchase warrant attached to the non-flow-through unit entitles the holder to purchase one additional common share at an exercise price of $0.20 per share, prior to November 14, 2003.  Shares issued pursuant to the private placement are subject to a four month hold until March 14, 2003.  Proceeds from the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold Project, located near Greenwood, British Columbia, while proceeds from the non-flow-through units will be used for general working capital.

The Company has also distributed 50,000 common shares to Bow Mines Ltd., pursuant to the Roberts Mill option agreement dated September 16, 2002, and 25,000 common shares to Alan Raven, pursuant to the Tommy Jack mineral property option agreement dated May 10, 2002, subject to a four month hold until March 15, 2003.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

November 21, 2002

3.

Press Releases:

Press release 02-22 of November 21, 2002, copy of which is attached hereto, was released through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

The Issuer reported that it has distributed 50,000 common shares to Bow Mines Ltd., pursuant to the Roberts Mill option agreement dated September 26, 2002.

The Issuer has also distributed 25,000 common shares to Alan Raven, pursuant to the Tommy Jack mineral property agreement dated May 10, 2002.

The shares are subject to a four month hold until March 15, 2003.

5.

Full Description of Material Change:

As per attached news release.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 22nd day of November, 2002.

Frederick J. Sveinson

“Signed”

Frederick J. Sveinson

President and CEO

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-22

November 21, 2002

TSX Venture: GC

Fred Sveinson, President, reports the Company has closed a non-brokered private placement totaling $83,110.  Subscriptions for 312,366 flow-through units, each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, were received. Each share purchase attached to the flow-through unit entitles the holder to purchase one additional common share at an exercise price of $0.20 per share, prior to December 31, 2002.  Subscriptions for 241,700 non-flow-through units, each comprised of one common share and one non-transferable share purchase warrant, were received.  Each share purchase warrant attached to the non-flow-through unit entitles the holder to purchase one additional common share at an exercise price of $0.20 per share, prior to November 14, 2003.  Shares issued pursuant to the private placement are subject to a four month hold until March 14, 2003.  Proceeds from the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold Project, located near Greenwood, British Columbia, while proceeds from the non-flow-through units will be used for general working capital.

The Company has also distributed 50,000 common shares to Bow Mines Ltd., pursuant to the Roberts Mill option agreement dated September 16, 2002, and 25,000 common shares to Alan Raven, pursuant to the Tommy Jack mineral property option agreement dated May 10, 2002, subject to a four month hold until March 15, 2003.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

03-02

February 3, 2003

TSX Venture: GC

Gold City Arranges £2,400,000 (Cdn$6,000,000) Production Financing

 for the Greenwood Gold Project

Fred Sveinson, President, is pleased to announce that the Company has entered into a £2,400,000 (Cdn$6,000,000) investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”). Pursuant to the agreement, ORCH will issue to the Company a total of 4,800,000 units in the capital of ORCH (the “Units”) at the deemed price of £0.50 per Unit (each Unit consisting of one share and one warrant); and the Company will in return issue to ORCH a secured loan note (the “Note”) in the principal amount of £2,400,000.

ORCH is a London, UK based company, which is arranging up to £50,000,000 of similar loan financings to junior mining and oil and gas companies around the world, that are in or near commercial production. ORCH will be making application for admission to trade on the Alternative Investment Market (“AIM”) of the London Stock Exchange. Following its admission, ORCH has agreed to assist the Company in reselling the ORCH Units held by the Company, to third party purchasers, such that the Company will then receive funds for its use in advancing its business operations.

The Note issued by the Company will be for a term of 3 years, and will bear interest at the rate of 12% per annum. The Company has agreed to set aside from the proceeds realized from the sale of ORCH Units, an amount sufficient to pay the first two years’ interest. The Note is repayable at any time by the Company delivering to ORCH, gold bullion at the fixed price of US$315 per ounce or cash equivalent at ORCH’s discretion.

In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Company at $0.30 per share in the first year and $0.35 per share in the second year.

The investment agreement was facilitated by Wellstar Capital Ltd. (“Wellstar”), a private company located in Vancouver, British Columbia. A fee will be payable to Wellstar by ORCH. A finder’s fee will be payable to Mr. Peter Maclean of Vancouver by the Company. The agreement is subject to approval by the TSX Venture Exchange.

The proceeds from the financing will enable Gold City to develop its Greenwood Gold Project to production. The Project is centred at Greenwood, British Columbia, 7 kilometres west of Grand Forks. The Project comprises the high grade gold-copper Lexington-Lone Star, Winnipeg-Golden Crown & JD mineral properties and the nearby Roberts Mill,  all under 100% option to Gold City.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

03-01

January 22, 2003

TSX Venture: GC

Fred Sveinson, President, reports the Company has closed a non-brokered private placement totaling $30,000, which was announced December 31, 2002 (NR 02-24).  Subscriptions for 200,000 flow-through units, each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, were received, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.20 per share, prior to December 31, 2003.  Securities issued pursuant to the private placement are subject to a four month hold until May 8, 2003.  Proceeds from the subscriptions to the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold Project, located near Greenwood, British Columbia.

In an unrelated matter, the Company has distributed 100,000 common shares to Bow Mines Ltd. pursuant to the Roberts Mill option agreement dated September 17, 2002 (NR 02-15).  The shares are subject to a four month hold until May 17, 2003.

The Company has launched an update to its website at www.gold-city.net, including a new section on the Greenwood Gold Project.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC  V6C 3B6

Phone: (604) 682-7677

Fax: (604) 642-6577

Email: info@gold-city.net

Website: www.gold-city.net

NEWS RELEASE

02-24

December 31, 2002

TSX Venture: GC

Fred Sveinson, President, announces that the Company has arranged a non-brokered flow-through private placement of 200,000 units priced at $0.15 per unit.  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share prior to December 31, 2003, at an exercise price of $0.20 per share.

Proceeds from the subscriptions to the flow-through units will be used for qualifying exploration expenditures on the Company’s Greenwood Gold project, located near Greenwood, British Columbia.   Securities issued through the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

In an unrelated matter, the Company has distributed 35,666 shares to K. Vin Campbell pursuant to a debt settlement arrangement in the amount of $5,350 (NR 02-21).  The shares are subject to a four month hold until March 29, 2003.

In another unrelated matter, all of the assets and liabilities of the Company’s wholly owned subsidiary company, Applied Mine Technologies Inc., have been transferred to and assumed by the Company and Applied Mine Technologies Inc. has been dissolved effective December 17, 2002.  The Company acquired 100% interest in Applied Mine Technologies Inc. in order to acquire its assets, which included 50.5% and 50% interests in the Old Nick and Domin mineral properties, respectively, giving Gold City 100% interest in the two properties (NR, February 23, 2000).

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.